CROSSTEX ENERGY, L.P.
2501 Cedar Springs, Suite 100
Dallas, Texas 75201
November 30, 2005
VIA EDGAR TRANSMISSION
Memorandum
           for
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Crosstex Energy, L.P. Registration Statement on Form S-3 Filed September 13, 2005 File No. 333-128282
     This memorandum sets forth the responses of Crosstex Energy, L.P. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2005 (the “Comment Letter”). The changes described herein are incorporated in Amendment No. 1 to the Company’s Form S-3 (File No. 333-128282) (“Amendment No. 1”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Selling Unitholders, page 53
1.	Expand the Selling Unitholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling unitholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response:

We have expanded the Selling Unitholders table in Amendment No. 1 to include the natural persons with the power to vote or to dispose of the securities offered for resale by the selling unitholders and additional explanatory footnotes regarding beneficial ownership of such securities (page 53).

2.	Identify as underwriters all selling unitholders who are registered broker-dealers, unless any such registered broker-dealers received the shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling unitholders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, there were no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:

Each of the selling unitholders has confirmed to us that such entities are not registered broker-dealers. We have identified in the footnotes to the Selling Unitholders table included in Amendment No. 1 all affiliates of the selling unitholders who are registered broker-dealers (page 53). The selling unitholders have confirmed to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, there were no agreements or understandings, directly or indirectly, with any party to distribute the securities. Appropriate disclosure regarding these matters has been added in the Selling Unitholders section of Amendment No. 1 (page 53).